Exhibit 99.8
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Infosys Limited Registered Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2012 prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS)

(in  crore, except share and per equity share data)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Revenues	9,858	9,616	8,099	19,474	15,584	33,734
Cost of sales	6,102	5,810	4,744	11,912	9,321	19,808
Gross profit	3,756	3,806	3,355	7,562	6,263	13,926
Selling and marketing expenses	506	469	456	975	854	1,757
Administrative expenses	653	644	618	1,297	1,176	2,390
Operating profit	2,597	2,693	2,281	5,290	4,233	9,779
Other income	706	476	387	1,182	830	1,904
Profit before income taxes	3,303	3,169	2,668	6,472	5,063	11,683
Income tax expense	934	880	762	1,814	1,435	3,367
Net profit	2,369	2,289	1,906	4,658	3,628	8,316
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286	286
Share premium, retained earnings and other components of equity *	33,175	33,175	27,017	33,175	27,017	27,017
Earnings per share (par value 5/- each)
Basic	41.46	40.06	33.36	81.52	63.50	145.55
Diluted	41.46	40.06	33.36	81.52	63.50	145.54
Total Public Shareholding #
Number of shares	41,54,08,755	40,75,19,363	40,40,87,749	41,54,08,755	40,40,87,749	40,47,81,601
Percentage of shareholding	72.34	70.96	70.37	72.34	70.37	70.49
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.04	16.04	16.04	16.04	16.04
*  Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.
#  Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt holders.

1. The audited consolidated financial statements for the quarter and half-year ended September 30, 2012 have been taken on record by the Board of Directors at its meeting held on October 12, 2012. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

2. Retirement of Mr. Sridar A Iyengar
Mr. Sridar A Iyengar, independent director, retired from the Board with effect from August 13, 2012. The Board expressed its appreciation for the services rendered by Mr. Iyengar during his tenure as director.

3. Information on dividends for the quarter and half-year ended September 30, 2012
The Board declared an interim dividend of 15/- per equity share. The record date for the payment of interim dividend is October 19, 2012. The interim dividend will be paid on October 22, 2012. The interim dividend declared in the previous year was 15/- per equity share.
(in )
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Dividend per share (par value 5/- each)
Interim dividend	15.00	–	15.00	15.00	15.00	15.00
Special dividend – 10 years of Infosys BPO operations	–	–	–	–	–	10.00
Final dividend	–	–	–	–	–	22.00
Total dividend	15.00	–	15.00	15.00	15.00	47.00

The final dividend of 22/- per equity share for fiscal 2012 and a special dividend – 10 years of Infosys BPO operations of 10/- per equity share was approved by the shareholders at the Annual General Meeting of the company held on June 9, 2012 and the same was paid on June 11, 2012.

4. Other information (Consolidated – Audited)
(in crore)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Staff costs	5,432	5,260	4,468	10,692	8,713	18,340
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	432	480	410	912	797	1,807
Income from available-for-sale financial assets / investments	63	26	7	89	12	27
Miscellaneous income, net	54	4	3	58	9	18
Gains / (losses) on foreign currency	157	(34)	(33)	123	12	52
Total	706	476	387	1,182	830	1,904

5. Audited financial results of Infosys Limited (Standalone information)
(in crore)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Revenues	9,129	8,909	7,470	18,038	14,375	31,254
Profit before tax and exceptional item	3,155	3,047	2,541	6,202	4,839	11,096
Profit after tax before exceptional item	2,273	2,204	1,822	4,477	3,476	7,986
Profit after tax and exceptional item	2,342	2,204	1,822	4,546	3,476	8,470
Note: The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

6. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2012

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend / Annual report related	–	152	152	–

7. Senior management changes:
Mr. V. Balakrishnan, Member of the Board and CFO, will be giving up his position as CFO from October 31, 2012. Mr. Rajiv Bansal, currently Vice President – Finance will take over as CFO from November 1, 2012. Mr. Balakrishnan will continue to be a member of the Board and will be responsible for three key businesses – Business Process Management (or Infosys BPO), Finacle™ and the India Business Unit.

8. Consolidated statement of assets and liabilities (IFRS)
(in crore)
Particulars	As at
	September 30, 2012	March 31, 2012
EQUITY AND LIABILITIES
Shareholders' funds
Share capital	286	286
Reserves and surplus	35,730	33,175
	36,016	33,461
Minority interests	–	–
Non-current liabilities
Deferred tax liabilities	55	12
Other long-term liabilities	71	109
	126	121
Current liabilities
Trade payables	29	23
Other current liabilities	5,268	4,610
Short-term provisions	212	133
	5,509	4,766
TOTAL – EQUITY AND LIABILITIES	41,651	38,348
ASSETS
Non-current assets
Fixed assets	5,977	5,582
Goodwill on consolidation	1,009	993
Non-current investments	74	12
Deferred tax assets	353	316
Other non-current assets	1,221	1,199
	8,634	8,102
Current assets
Current investments	5,248	377
Trade receivables	6,682	5,882
Cash and cash equivalents	17,257	20,591
Other current assets	3,830	3,396
	33,017	30,246
TOTAL – ASSETS	41,651	38,348
Note: The above disclosure is in compliance with Clause 41(V)(h) and Annexure IX of the Listing Agreement. The disclosure is an extract of the audited IFRS Consolidated Balance Sheet as at September 30, 2012

9. Segment reporting
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Revenue by industry segment
Financial services and insurance (FSI)	3,317	3,302	2,864	6,619	5,512	11,830
Manufacturing enterprises (MFG)	2,178	2,120	1,630	4,298	3,153	6,933
Energy, utilities and telecommunication services (ECS)	1,994	1,915	1,748	3,909	3,363	7,232
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	2,369	2,279	1,857	4,648	3,556	7,739
Total	9,858	9,616	8,099	19,474	15,584	33,734
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	9,858	9,616	8,099	19,474	15,584	33,734
Segment profit before tax, depreciation and non-controlling interest:
Financial services and insurance (FSI)	1,040	1,027	897	2,067	1,664	3,840
Manufacturing enterprises (MFG)	607	635	467	1,242	887	2,076
Energy, utilities and telecommunication services (ECS)	487	546	576	1,033	1,063	2,318
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	739	740	578	1,479	1,080	2,489
Total	2,873	2,948	2,518	5,821	4,694	10,723
Less: Other un-allocable expenditure	276	255	237	531	461	944
Add: Un-allocable other income	706	476	387	1,182	830	1,904
Profit before tax and non-controlling interest	3,303	3,169	2,668	6,472	5,063	11,683

Notes on segment information

Principal segments

The company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.
Bangalore, India October 12, 2012	By order of the Board for Infosys Limited S. D. Shibulal Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and six months ended September 30, 2012, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Revenues	1,797	1,752	1,746	3,549	3,417	6,994
Cost of sales	1,114	1,059	1,025	2,173	2,047	4,118
Gross profit	683	693	721	1,376	1,370	2,876
Net profit	431	416	411	847	795	1,716
Earnings per American Depositary Share (ADS)
Basic	0.75	0.73	0.72	1.48	1.39	3.00
Diluted	0.75	0.73	0.72	1.48	1.39	3.00
Total assets	7,879	7,116	7,046	7,879	7,046	7,537
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,257	3,695	3,797	4,257	3,797	4,121

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2012, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.